Exhibit 99.1

Akanda Corp. Increasing Its Cannabis Investment

Toronto, Ontario--(Newsfile Corp. - October 20, 2025) - Akanda Corp. (NASDAQ: AKAN) (“Akanda” or the “Company”), through its cannabis operating subsidiary, has furthered its cannabis investment by extending its option on its British Columbia asset for two additional years. The Company has been working on obtaining its full cultivation license for a variety of potential products containing THC, but currently it is operating under its hemp cultivation license. A further extension of the license would highlight Akanda’s commitment to executing its strategic vision and assist in solidifying its role in the global cannabis industry.

The Company plans during this additional two year period to work towards developing Tetrahydrocannabinol (THC) and cannabidiol (CBD) assets at this site. Additional payments will be made based upon milestones achieved from the development. The milestones in the agreement include THC cultivation, sales of product, and CBD cultivation.

Located on picturesque Gabriola Island, the Company’s cultivation facility is expected to benefit from some of the most favorable growing conditions in Canada. The island, situated in the rain shadow of Vancouver Island, enjoys abundant sunshine, balanced rainfall, consistently moderate temperatures year-round and features warm, dry summers and gentle, wet winters. It is expected to create an optimal environment that naturally minimizes mold and pest risks. Combined with clean air and fertile soils, the Company believes that these conditions make Gabriola Island an exceptional location for producing premium, sustainable, and high-yield cannabis and hemp.

About Akanda Corp.

Akanda Corp., through its cannabis subsidiaries with operations in Canada, is dedicated to cultivating and distributing high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

Company Contact

ir@akandacorp.com

Forward-Looking Statements

This press release may contain “forward-looking statements.” Such statements which are not purely historical (including but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) risks that could adversely affect Akanda or the expected benefits of its recent business acquisition (the “Transaction”) or that the approval of the stockholders of Akanda to authorize and issue its Class B Special Shares, or to approve the Transaction, is not obtained; (iii) failure to realize the anticipated benefits of the Transaction; (iv) the limited operating history of Akanda and its businesses; (v) the ability of Akanda and its subsidiaries to grow and manage growth effectively; (vi) the ability of Akanda and its subsidiaries to execute their business plans; (vii) estimates of the size of the markets for Akanda’s and its subsidiaries’ products and services; (viii) the rate and degree of market acceptance of Akanda’s products and services; (ix) Akanda’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving Akanda; (xii) risks relating to the uncertainty of projected financial information; (xiii) the effects of competition on Akanda’s businesses; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for Akanda’s products and services; (xvii) the ability to meet Nasdaq’s listing standards; (xviii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in connection with the Transaction or in the future; (xix) the ability of Akanda to manage its significant debt load and liabilities; and (xx) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.